CONTACT:  JOHN H. DAHLY
                                 EXECUTIVE VICE PRESIDENT
                                 CHIEF FINANCIAL OFFICER
                                 SCHULTZ SAV-O STORES, INC.
                                 (414) 457-4433


   FOR IMMEDIATE RELEASE:


                 SCHULTZ SAV-O STORES EXTENDS SELF-TENDER OFFER
             FOR ALL 3,000 OUTSTANDING SHARES OF ITS PREFERRED STOCK


        SHEBOYGAN, WI, OCTOBER 11, 1995 -- Schultz Sav-O Stores, Inc. (NASDAQ:SAVO) announced today the extension of its self-tender offer for all 3,000 outstanding shares of the Company's Preferred Stock at a cash price of $50 per share. The offer, which commenced on September 11, 1995 and was originally scheduled to expire at midnight tonight, will now expire at midnight on October 30, 1995, unless further extended. As of October 9, 1995, 1,516 shares representing approximately 50.5% of the Outstanding Preferred Stock had been tendered. The offer is not for and does not affect the Company's Common Stock.

        The offer is not contingent upon any minimum number of shares of Preferred Stock being tendered, but is subject to various terms and conditions, as described in offering materials previously sent to each holder of record of the Preferred Stock. The maximum aggregate purchase price for all 3,000 outstanding shares of Preferred Stock at $50 per share is $150,000. The Company will use cash on hand to pay for tendered shares of Preferred Stock. As of July 15, 1995, the Company had cash and short-term investments of approximately $18.9 million.

        None of the Company's directors or executive officers are record or beneficial owners of any shares of Preferred Stock.

        Schultz Sav-O Stores is making no recommendation to preferred stockholders regarding their participation in the tender offer.

        Schultz Sav-O Stores, Inc. is engaged in the food distribution business through franchised and corporate-owned retail supermarkets and as a distributor to independent food stores. The franchised and corporate-owned retail supermarkets operate under the name of Piggly Wiggly/R/.

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